Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: June 23, 2014

ANNOUNCEMENT / ANUNCIO

June 23, 2014 / 23 de junio 2014

To all Hudbay Employees:

A Major Milestone for Hudbay: Agreement Reached on Augusta Acquisition

This is a great news day for Hudbay, in relation to our proposed acquisition of Augusta Resource and its Rosemont Copper project.

Hudbay and Augusta put out a joint news release this morning, announcing the companies have entered into a definitive support agreement relating to our offer to purchase all of the issued and outstanding common shares of Augusta not already owned by Hudbay. There are still a few procedural steps that have to be taken but, with the endorsement of the Boards of Directors of both companies, we’re confident we will be able to announce soon that the Rosemont project is now part of Hudbay.

That will be another major milestone for all of us.  We see a lot of value in the Rosemont copper project and consider it a great fit with Hudbay’s disciplined growth strategy.  It will greatly advance our position as a leading intermediate base metals mining company with world-class copper assets and it will create all sorts of new opportunities and interesting challenges for us as colleagues. Regulatory requirements have limited how much we’ve been able to say to you about this process since it began in February.  But as we move toward this new phase we will have more to tell you about the plan to integrate Rosemont into Hudbay.

Already in 2014 we’ve made huge progress as a company with Reed at completion, Lalor

A todos los colaboradores de Hudbay:

Un Gran Hito para Hudbay: Acuerdo Alcanzado en la Adquisición de Augusta

Éstas son grandes noticias para Hudbay, en relación a nuestra propuesta de adquisición de Augusta Resource y su proyecto Rosemont Copper.

Hudbay y Augusta han emitido esta mañana un comunicado de prensa conjunto, anunciando que las compañías han alcanzado un acuerdo de apoyo definitivo respecto a la oferta de compra de todas las acciones ordinarias emitidas y en circulación de Augusta, que Hudbay todavía no posee. Todavía quedan algunos pasos de procedimiento por tomar pero, con el respaldo de la Junta Directiva de ambas compañías, estamos seguros que dentro de poco podremos anunciar que el proyecto Rosemont es ahora parte de Hudbay.

Éste será otro hito para todos nosotros. Vemos un montón de valor en el proyecto de cobre de Rosemont y creemos que encaja perfectamente en la estrategia de crecimiento disciplinado de Hudbay. Esto hará que avancemos de manera considerable nuestra posición como compañía minera intermedia de metales base con activos de cobre de clase mundial y, también, creará nuevas oportunidades y desafíos interesantes para nosotros y nuestros colegas. Los requerimientos regulatorios han limitado mucho lo que hemos podido decir al respecto del proceso, desde que comenzara en febrero. Pero según vamos avanzado hacia esta nueva fase, tendremos más que contarles sobre el plan de integración de substantially completed and Constancia moving toward it. Hudbay has unique momentum in the mining sector. Every one of you has helped bring us to today, directly or indirectly. Even better days lie ahead.

Rosemont en Hudbay.

En 2014 hemos hecho ya grandes progresos como compañía gracias a la finalización de Reed, al término sustancial de Lalor y al casi final de Constancia. Hudbay tiene un impulso único en el sector minero. Cada uno de nosotros ha ayudado a llegar hasta aquí, de manera directa o indirecta. Todavía quedan mejores días por delante.

Much more to come,

Mucho más por venir,

David Garofalo President & Chief Executive Officer

David Garofalo Presidente y Director Ejecutivo